United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

May 23, 2024

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

23 May 2024

Coca-Cola Europacific Partners (CCEP) today announces the appointment of Ed Walker as Chief Financial Officer (CFO)

CCEP is pleased to announce that Ed Walker, previously Group Controller of CCEP, is appointed as CFO. This follows the recent announcement of Nik Jhangiani’s resignation (3 May 2024) and the completion of a thorough process.

Ed started his career as an Officer in the British Army. He then trained as an accountant and now has over 30 years of finance leadership experience across manufacturing, purchasing, commercial, marketing and group functions. Ed has been with CCEP since its formation and prior to that held several roles in the Coca-Cola system, including CFO of the Coca-Cola bottler in Canada. Ed’s experience over the past decade has focused on Group finance planning, analysis and control.

Ed will assume the role as CFO effective 1 July with Nik supporting the transition until August and CCEP’s half year results.

Damian Gammell, CCEP CEO, said:

“Ed has fantastic and broad finance experience across the Coca-Cola system. I have worked with him for many years so I know he will continue to drive the business forward. He will be a great addition to the executive team and I wish him all the best in his new well-deserved role.”

Ed Walker said:

“I am very excited to be part of the next phase of our journey at CCEP in what is truly a great company. It continues to be a genuine privilege to work with so many talented and dedicated people across the business, and I look forward to collaborating with them closely to achieve our shared goals.”

About CCEP

CCEP is one of the leading consumer goods companies in the world. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 2 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the Nasdaq 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on LinkedIn @ Coca-Cola Europacific Partners | LinkedIn

Enquiries

General Counsel and Company Secretary: Clare Wardle; secretariat@ccep.com
Investor Relations: Sarah Willett; sarah.willett@ccep.com
Media: ccep@portland-communications.com

End

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: May 23, 2024	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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